UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE COMPANY

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Translation of registrant’s name into English)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DESCRIPTION OF TRANSACTION WITH NOTEHOLDERS

Overview

On September 20, 2023, Cazoo Group Ltd, the UK’s leading independent online car retailer, announced that the Company has entered into a transaction support agreement with certain noteholders representing more than 75% of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) and shareholders representing more than 25% of its outstanding Class A ordinary shares.

As part of the contemplated transactions, the Company will cancel all $630 million aggregate principal amount of its Convertible Notes in exchange for the issuance to the current holders of the Convertible Notes of $200 million aggregate principal amount of new senior secured notes due February 2027, plus Class A ordinary shares of the Company which will represent 92% of the Company’s outstanding Class A Shares after completion of the Transactions.

In addition, existing shareholders of the Company’s Class A ordinary shares (after giving effect to the Reverse Stock Split (as defined below)) will retain pro rata 8% of the post-Transaction Class A ordinary shares outstanding and will receive three tranches of new warrants (or such other equity or equity-like instruments as may be agreed) which provide the opportunity to acquire further Class A ordinary shares in the future depending upon the achievement of equity valuation hurdles of $525 million, $1.025 billion and $1.5 billion.

The transactions and actions proposed by the agreement (the “Transactions”) will deleverage the Company’s capital structure and are expected to improve the Company’s financial flexibility. Consummation of the Transactions is subject to various conditions discussed below, including shareholder approval. The Company expects the Transactions to close in the fourth quarter of 2023.

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the transaction support agreement (together with the Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with (i) Viking Global Investors LP, on behalf of certain funds, accounts and entities (“Viking”), (ii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C. (“Farallon” and, together with Viking, the “Steering Committee”), (iii) certain other holders of the Company’s 2.00% Convertible Senior Notes due 2027 (together with Viking and Farallon, the “Consenting Noteholders”), (iv) Alex Chesterman, our Founder and Executive Chairman, and (v) Daniel Och, one of our directors (together with Alex Chesterman, the “Consenting Equityholders” and, together with the Consenting Noteholders, the “Consenting Stakeholders” and, together with the Company and its subsidiaries party to the agreement, the “Transaction Support Parties”).

As of the date of the Transaction Support Agreement, the Consenting Noteholders owned more than 75% of the Convertible Notes and the Consenting Equityholders owned more than 25% of the outstanding Class A ordinary shares, par value $0.002 per share (the “Class A ordinary shares”). Pursuant to the Transaction Support Agreement, among other things and subject to the terms and conditions set forth therein, the Transaction Support Parties have agreed to the terms of the Transactions described therein.

Exchange Offer

The Company has agreed to conduct an exchange offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of newly issued senior secured notes due 2027 (the “New Notes”) and (2) newly issued Class A ordinary shares such that following the consummation of the Transactions, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”).

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s subsidiaries organized in the United Kingdom and secured by substantially all of the assets of the Company and the guarantors, subject to exceptions. Interest on the New Notes will accrue at a rate of 6% per annum from the date of the issuance of the New Notes, with a minimum of 4% payable in cash and, at the option of the Company, up to 2% payable in kind, and will be payable semi-annually in arrears. The New Notes can be redeemed in the first two years after issuance only upon payment of a make-whole premium and thereafter can be redeemed upon payment of a 4% premium in the third year after issuance and 2% in the fourth year after issuance. Upon the occurrence of a change of control, the Company must offer to repay the New Notes at 101% of their principal amount plus accrued interest. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes. The New Notes will have usual and customary incurrence-based negative covenants, including a minimum liquidity covenant to be set at £50 million, to be tested quarterly. The New Notes will be issued pursuant to an indenture with a trustee to be selected by the Company and will be governed by New York law.

The New Notes and New Shares will be offered for exchange only (1) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1993, as amended (the “Securities Act”), or institutional “accredited investors” within the meaning of Regulation D under the Securities Act and (2) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

If the holders of 100% of the Convertible Notes do not tender their Convertible Notes in the Exchange Offer by the 45th day following the effective date of the Transaction Support Agreement, or 20 business days pass after any holder of Convertible Notes provides written confirmation to the Consenting Noteholders and the Company that it will not participate in the Exchange Offer (either event, a “Scheme Transaction Trigger Event”), then the Company will instead consummate the issuance of the New Notes and New Shares through an English restructuring plan or an English scheme of arrangement rather than through an Exchange Offer (a “Scheme Transaction”).

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Warrants

The Company has agreed to issue three tranches of warrants (or such other equity or equity-like instruments as may be mutually agreed between the Company and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account) (the “New Warrants”) to the holders of the Company’s Class A ordinary shares based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the date on which the Transactions will be consummated. The Company also agreed to register the issuance of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants on a registration statement Form F-1 to be filed with the SEC.

The first tranche of the New Warrants (the “New Tranche 1 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable when the Company’s equity value reaches or exceeds $525 million. If the Company’s equity value reaches or exceeds $1.025 billion or $1.5 billion, the number of shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price of the New Tranche 1 Warrants will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will also have other customary terms to be agreed.

The second tranche of the New Warrants (the “New Tranche 2 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable when the Company’s equity value reaches or exceeds $1.025 billion. If the Company’s equity value reaches or exceeds $1.5 billion, the number of shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price of the New Tranche 2 Warrants will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will also have other customary terms to be agreed.

The third tranche of the New Warrants (the “New Tranche 3 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable when the Company’s equity value reaches or exceeds $1.5 billion. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will also have other customary terms to be agreed.

New Board

The Company agreed to replace the current board of directors of the Company with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Company’s current board of directors.

Reverse Stock Split and Increase in Share Capital

Prior to completion of the Transactions and after receiving approval from its shareholders, the Company plans to effect a reverse stock split of the Company’s issued and unissued share capital at a ratio to be agreed (the “Reverse Stock Split”) as well as an increase in the Company’s authorized share capital.

Representations and Warranties

The Transaction Support Agreement contains customary representations and warranties by the Transaction Support Parties. The representations and warranties survive the closing of the Transactions.

Covenants

The Consenting Stakeholders and the Company have agreed in the Transaction Support Agreement to use their commercially reasonable efforts to support the Transactions, to act in good faith and to take any and all actions or steps reasonably necessary to consummate the Transactions in a manner consistent with the Transaction Support Agreement, as promptly as possible. The Consenting Stakeholders also agreed to use their commercially reasonable efforts to not solicit, initiate or encourage the submission of any proposal or offer from any person relating to any alternative transaction or participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do any of the foregoing.

In addition, the Company has agreed in the Transaction Support Agreement to use commercially reasonable efforts to (among other customary covenants):

●	notify the Steering Committee of the receipt of an unsolicited bona fide proposal or expression of interest in undertaking an alternative transaction within 24 hours of the receipt of such expression of interest;

●	except as expressly authorized by the Transaction Support Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any person relating to an alternative transaction, other than in accordance with the fiduciary out;

●	upon signing the Transaction Support Agreement, pay or reimburse the fees and expenses of counsel to the Consenting Noteholders and the monthly fees of the financial advisor to the Consenting Noteholders, in each case, through the date of the Transaction Support Agreement, and no later than the closing date, pay or reimburse any remaining unpaid fees and expenses of the legal and financial advisors to the Consenting Noteholders;

●	every other week until termination of the Transaction Support Agreement or the closing of the Transactions, deliver to the Steering Committee cashflow reporting (prepared in the ordinary course of business) for the prior two weeks;

●	maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds will not count toward the minimum liquidity balance; provided, further, that the lease exit costs acceptable to the Steering Committee will be added back to the liquidity balance for such purposes; and

●	except as expressly contemplated by the Transaction Support Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, except with the prior written consent of the Steering Committee, (A) amend its organizational documents or convene a meeting for the purpose of amending its organizational documents, (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any of the mentioned actions, (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities, (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements as of the date hereof, (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date hereof, (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transactions in an aggregate amount not to exceed £524,000, or (G) enter into an agreement to do any of the foregoing.

The Company also agreed to undertake commercially reasonable efforts to maintain the public listing of its Class A ordinary shares on the New York Stock Exchange, the Nasdaq Stock Market LLC or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee for a period of at least six (6) months following the execution of the Transaction Support Agreement and, in any event, at least three (3) months following the closing date; provided that such period may be extended to the extent necessary to ensure that the Company’s executive officers and directors (and former executive officers and directors) have at least 30 open trading days following the closing date on which to trade their Class A ordinary shares, if they choose to do so.

Closing Conditions

The closing of the Transactions and the obligations of the parties in connection therewith are subject to satisfaction of the following conditions, in addition to other customary conditions:

●	the registration statement on Form F-1 to be filed by the Company to register the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants shall have been declared effective by the SEC;

●	the shareholders of the Company shall have approved the Transaction in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split shall have been effectuated;

●	unless the Transactions are implemented through an English restructuring plan or scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable US court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

The Company expects the Transactions to close in the fourth quarter of 2023. A proxy statement seeking stockholder approval of the Transactions, the Reverse Stock Split and the Share Increase will be distributed to the Company’s stockholders and furnished to the SEC in due course.

Termination

The Transaction Support Agreement may be terminated by the Company upon the occurrence of any of the following events:

●	with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of any covenant or other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	with respect to the applicable Consenting Stakeholder only, a representation or warranty made by a Consenting Stakeholder was untrue in any material respect when made;

●	the definitive documents include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the board of directors of the Company reasonably determines in good faith taking into account the advice of outside counsel that continued performance under the Transaction Support Agreement or pursuit of the Transactions would be inconsistent with the exercise of its fiduciary or other duties under applicable law;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Consenting Stakeholder or (B) in all other circumstances such ruling, judgment or waiver has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	with respect to the applicable Consenting Stakeholder only, if any Consenting Stakeholder publicly announces an intention not to support the Transactions or proposes, supports or agrees in writing to pursue or support any other transaction in respect of the Company or validly terminates the Transaction Support Agreement;

●	if the definitive documents shall not have been executed and delivered or filed by November 15, 2023, unless such date is extended to December 31, 2023 or later in accordance with the terms of the Transaction Support Agreement (the “Outside Date”);

●	with respect to the applicable Consenting Stakeholder only, if a Consenting Stakeholder does not comply in any material respect with its obligations to support the Transactions and to forbear from exercising rights and remedies against the Company; and

●	if a Scheme Transaction Trigger Event has occurred and Consenting Noteholders own or control, in the aggregate, less than 75% of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by any Consenting Stakeholder upon the occurrence of any of the following events:

●	the material breach by the Company or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of any covenant or any other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	the representations or warranties made by the Company were untrue in any material respect when made;

●	the representations or warranties made by any Consenting Stakeholder was untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

●	the definitive documents and any amendments, modifications or supplements thereto include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights with respect to such definitive document, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Company Party or (B) in all other circumstances, such ruling, judgment or other has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	if any Company Party (other than a shareholder of the Company in respect of an alternative proposal submitted in response to the Company solicitation of proposals in the proxy statement for the shareholder vote related to the Transactions) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transactions an alternative transaction (other than with respect to a fiduciary out), or (B) validly terminates the Transaction Support Agreement as to themselves;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	if the Company does not comply in any material respect with its covenants contained in the Transaction Support Agreement;

●	the occurrence of any material adverse effect (as defined in the Transaction Support Agreement);

●	if the Company distributes publicly proxy documents with a statement regarding the ability of existing shareholders to submit alternative proposals other than the alternative proposal statement as agreed between the Company and the Steering Committee;

●	if the Company breaches its agreement to maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month;

●	if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the indenture governing the Convertible Notes other than as expressly permitted by the Transaction Support Agreement;

●	if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction milestone dates specified in the Transaction Support Agreement; or

●	if a Scheme Transaction Trigger Event has occurred and the Consenting Noteholders own or control, in the aggregate, less than 75% of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by mutual agreement of each of the Transaction Support Parties upon the receipt of written notice delivered in accordance with the Transaction Support Agreement.

The Transaction Support Agreement will also terminate automatically upon the occurrence of any of the following events:

●	other than as may arise in connection with a Scheme Transaction, upon the Company commencing or filing any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company applying for or consenting to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company making an assignment for the benefit of creditors or admission in writing of its inability to pay its debts generally as they become due;

●	if the Company fails to adhere to its agreements (A) to not send any notice of repurchase price under the indenture governing the Convertible Notes and (B) to not make any payment, exchange or conversion to any holder of Convertible Notes seeking to exercise or exercising any rights under the indenture governing the Convertible Notes;

●	if the consummation of the Transactions has not occurred on or before the Outside Date; or

●	upon the occurrence of the closing date.

The Transaction Support Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Transaction Support Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Transaction Support Agreement were made as of a specified date, in some cases are modified or qualified by information contained in schedules to the Transaction Support Agreement prepared in connection with the execution and delivery of the Transaction Support Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Transaction Support Agreement are not necessarily characterizations of the actual state of facts about the Company or the Consenting Stakeholders at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

The foregoing description of the terms of the Transaction Support Agreement is not complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the press release announcing the Transactions is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

DESCRIPTION OF CONTINUED LISTING STANDARDS NOTICE FROM NYSE

Receipt of Continued Listing Standards Notice from NYSE

On September 19, 2023, the Company received a written notice (the “Notice”) from the NYSE that it is not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual because its average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its last reported shareholders’ equity was less than $50 million.

The Company plans to notify the NYSE before November 1, 2023, that it intends to submit a plan to cure the deficiency and restore its compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a plan advising the NYSE of the definitive action the Company has taken, or is taking, that would bring it into compliance with the minimum global market capitalization listing standard within 18 months of receipt of the Notice (the “Cure Period”). The Company intends to develop and submit a plan to bring it into compliance with the NYSE continued listing standards within the required timeframe by pursuing measures that are in the best interests of the Company, its shareholders and other stakeholders. The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the Cure Period.

The Notice has no immediate impact on the listing of the Company’s Class A ordinary shares. If the NYSE accepts the plan, the Company’s Class A ordinary shares will continue to be listed and traded on the NYSE during the Cure Period, subject to the Company’s compliance with other NYSE continued listing standards and continued periodic review by the NYSE of the Company’s progress with respect to its plan. The Company’s Class A ordinary shares will continue to trade on the NYSE under the symbol “CZOO” with the designation of “.BC” to indicate the status of the shares as “below criteria.” If the plan is not submitted on a timely basis or is not accepted by the NYSE, the NYSE could initiate delisting proceedings.

The Notice does not affect the Company’s reporting obligations with the SEC, and it does not conflict with or cause an event of default under any of the Company’s material debt or other agreements. As required by Section 802.03 of the NYSE Listed Company Manual, the Company issued a press release on September 20, 2023, announcing that it had received the Notice of noncompliance with the NYSE’s continued listing standard. A copy of the press release is furnished herewith as Exhibit 99.2.

Important Additional Information

The exchange offer described herein has not yet commenced, and this communication is not an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the commencement of the exchange offer, the Company will file with the SEC a tender offer statement on Schedule TO. The exchange offer will be made only pursuant to the offer to exchange and related tender offer documents filed as part of the Schedule TO with the SEC upon commencement of the exchange offer. Noteholders are strongly advised to read the tender offer statement (including an offer to exchange and related tender offer documents) that will be filed by the Company with the SEC in its entirety when it becomes available, because it will contain important information, including the terms and conditions of the exchange offer. These documents will be made available at no charge on the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Cazoo by requesting them by mail at 41 Chalton Street, London NW1 1JD, United Kingdom.

No Offer

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements described herein, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all; (17) the volatility of the trading price of our Class A ordinary shares, which may increase as a result of the issuance of the New Shares and New Warrants pursuant to the Transaction Support Agreement; (18) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B of the NYSE Listed Company Manual within the applicable cure period; (19) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the disclosures included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

EXHIBITS

Exhibit Number	Exhibit Description
99.1*	Transaction Support Agreement, dated September 20, 2023, by and among Cazoo Group Ltd, certain subsidiaries of Cazoo Group Ltd, the Consenting Noteholders and the Consenting Equityholders.
99.2	Press release, dated September 20, 2023 – Cazoo Announces Restructuring Agreement with Noteholders to Materially Reduce its Debt and Improve its Capital Structure.

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD

Date September 20, 2023	By:	/s/ Paul Woolf
		Name:	Paul Woolf
		Title:	Chief Financial Officer